                                                                    EXHIBIT 8.1

                                     [Letterhead]

                                   __________, 1997


The Board of Directors
COMMUNITY FIRST BANKSHARES, INC.
520 Main Avenue
Fargo, North Dakota  58124

The Board of Directors
REPUBLIC NATIONAL BANCORP, INC.
2020 North Central Avenue
Phoenix, Arizona 85004

Ladies and Gentlemen:

         You have requested our opinion regarding certain federal income tax consequences of the proposed merger of Republic National Bancorp, Inc., an Arizona corporation ("Republic") with and into Community First Bankshares, Inc., a Delaware corporation ("CFB").

    Our opinions are based upon the Internal Revenue Code of 1986, as amended through the date hereof, including the Taxpayer Relief Act of 1997 (the "Code"), the regulations promulgated by the Treasury Department (the "Regulations") and the various interpretations of the Code and Regulations by the Courts and the Internal Revenue Service (the "Service") as of the date of this letter. The Code, the Regulations and the various interpretations of the Service are subject to change at any time, in some circumstances with retroactive effect. No assurances can be given that such changes will not be forthcoming which would make it impossible for us to render these opinions in the future.

    We understand that you intend to rely upon our opinions and that you do not intend to request a ruling from the Service on any matters that are the subject of this letter. You should be aware in this regard that our opinions are not binding upon the Service and do not guarantee a particular tax treatment.


                                        FACTS

         CFB is a multi-bank holding company that operates banks and bank branches (the "CFB Banks") in approximately 63 communities in Colorado, Iowa, Minnesota, Nebraska, North Dakota, South Dakota and Wisconsin with total assets in excess of $2 billion.

         CFB provides the CFB Banks with the advantages of affiliation with a multi-bank holding company, such as data processing services, credit policy formulation and review, investment management and specialized staff support, while granting substantial autonomy to managers of the CFB Banks with respect to day-to-day operations, customer service decisions and marketing. The CFB Banks are encouraged to participate in community activities, support local charities and community development, and otherwise to serve their communities.

         Republic is a bank holding company that owns all of the shares of the outstanding shares of Republic National Bank, N.A. with full service commercial banking facilities in Maricopa County, Arizona (the bank is referred to as the "Republic Bank"). Republic Bank has total assets in excess of $40 million.

         The Republic Bank offers a full range of commercial and consumer banking services. Its primary lending focus has been on commercial loans, real estate mortgage loans, residential real estate construction loans and, to a lesser extent, consumer loans. Its operating strategy is to provide a high level of personal and professional commercial service and to promote employee participation in community affairs in order to build long-term relationships with established businesses and individual customers in its market areas.

         The terms of the proposed merger (the "Merger") are contained in the Agreement and Plan of Merger dated as of August 28, 1997, as the same has been amended and restated pursuant to the terms of the Restated Agreement and Plan of Merger dated as of August 28, 1997 (the "Plan of Merger"). Terms not otherwise defined in this letter shall have the meanings assigned to them in the Plan of Merger.

         The Plan of Merger provides that Republic will be merged with and into CFB in accordance with the applicable provisions of the Arizona and Delaware General Corporation Laws.

         The Merger also is subject to approval by the Republic shareholders. The proposed Merger also is subject to the approval and authorization by certain regulatory agencies, the receipt of this opinion letter and the fulfillment (unless waived) of certain other conditions set forth in the Plan of Merger.

         We understand Republic will have no shares of capital stock issued or outstanding other than its Common Stock upon the Effective Time. Holders of Republic Common Stock are entitled to exercise appraisal or dissenters rights with respect to the Merger.


         The shares of CFB Common Stock necessary to consummate the Merger will be properly authorized by CFB immediately before the Merger. Under the Plan of Merger and upon the Effective Time, (i) Republic will be merged into CFB, (ii) all assets and liabilities of Republic will be transferred by operation of law to CFB, (iii) the separate corporate existence of Republic will cease, and (iv) the shares of Republic Common Stock then outstanding will, by virtue of the Merger and without any action on the part of the holders thereof, be converted into [368,500] shares of CFB Common Stock subject to adjustment, if any, as provided in the Plan of Merger. CFB will be the surviving corporation, and each outstanding share of Common Stock of Republic will be converted upon the Merger into Common Stock of CFB. Accordingly, when the Merger becomes effective, the former shareholders of Republic will immediately become holders of shares of CFB Common Stock.

         You have directed us to assume in preparing this opinion that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Plan of Merger, and (2) all of the factual information, descriptions, representations and assumptions set forth or referred to in this letter, in the Officers' Certificates from Republic and CFB dated respectively October, _____, 1997 and _______________, 1997 (the "Certificates"), and in the
Registration Statement of CFB and Republic dated October _____, 1997 (the ARegistration Statement@), and mailed to Republic's shareholders are accurate and complete and will be accurate and complete at the Effective Time. We have not independently verified any factual matters relating to the Merger and, accordingly, our opinion does not take into account any matters not set forth in this letter which might have been disclosed by independent verification.

         We have relied with your permission on the following representations and/or assumptions:

         1. The Merger will be a statutory merger under the applicable provisions of the Arizona and Delaware General Corporation Laws. CFB will, by operation of law, acquire all of the assets of Republic and assume, or take subject to, all of the liabilities of Republic pursuant to the Merger. The Merger will be carried out strictly in accordance with the Plan of Merger and as described in the Joint Proxy Statement/Prospectus.

         2. The ratio for the exchange of shares of stock of Republic for Common Stock of CFB in the Merger was negotiated through arm's length bargaining. The fair market value of the CFB Common Stock and any cash in lieu of a fractional share received by each Republic shareholder will be approximately equal to the fair market value of the Republic Common Stock surrendered pursuant to the Merger.

         3. All shares of CFB Common Stock into which shares of Republic Common Stock will be converted pursuant to the Merger will be newly issued or treasury shares, and will be issued (or reissued) by CFB directly to the exchanging Republic shareholders in the Merger. No holder of Republic Common Stock will receive in exchange for such stock, in connection with the Merger, any consideration other than CFB Common Stock and cash paid in lieu of a fractional share of CFB Common Stock. The payment of cash in lieu of fractional shares of stock of CFB was not separately bargained for consideration and is being made for the purpose of saving CFB the expense and inconvenience of issuing fractional shares. The total cash consideration that will be paid in the Merger to Republic shareholders in lieu of issuing fractional shares of CFB Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to the Republic shareholders in exchange for their shares of Republic Common Stock. The fractional share interests of each Republic shareholder will be aggregated, and no Republic shareholder will receive cash in an amount equal to or greater than the value of one full share of CFB Common Stock.

         4. There is no plan or intention by the shareholders of Republic who own one percent or more of the Republic Common Stock, and there is no plan or intention on the part of the remaining shareholders of Republic, to sell, exchange or otherwise dispose of a number of shares of CFB Common Stock received in the Merger that would reduce the Republic shareholders' ownership of the CFB Common Stock received in the Merger to a number of shares having an aggregate value, as of the Effective Time, of less than 50 percent of the value of all of the formerly outstanding Republic Common Stock as of the same date. For purposes of this paragraph, shares of Republic Common Stock exchanged for cash in lieu of fractional shares of CFB Common Stock will be treated as outstanding Republic Common Stock as of the Effective Time. Moreover, shares of Republic Common Stock or CFB Common Stock that are sold, redeemed, or disposed of prior or subsequent to the Merger and in contemplation or as part of the Merger are considered for purposes of this paragraph.

         5. Neither CFB nor any affiliate of CFB has any plan or intention to reacquire any of the CFB Common Stock to be issued in the Merger. Following the Merger, any acquisitions of CFB Common Stock pursuant to any stock repurchase program of CFB will be directed to CFB shareholders generally and will not be directed specifically to Republic shareholders who receive CFB Common Stock pursuant to the Merger.

         6. CFB has no plan or intention to sell or otherwise dispose of any of the assets of Republic acquired in the transaction except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

         7. The liabilities of Republic (if any) assumed by CFB pursuant to the Merger and the liabilities to which the transferred assets of Republic are subject were incurred by Republic in the ordinary course of its business. The assumption by CFB of the liabilities of Republic pursuant to the Merger is for a bona fide business purpose and the principal purpose of such assumption is not the avoidance of federal income tax on the transfer of assets of Republic to CFB pursuant to the Merger.

         8. Following the Merger, CFB will continue the historic business of Republic or use a significant portion of Republic's historic business assets in a business.
         9. CFB, Republic and the shareholders of Republic will pay their respective expenses, if any, incurred in connection with the Merger, except that all printing, mailing and filing expenses with respect to the Registration Statement will be paid by CFB.

         10. There is no intercorporate indebtedness existing between CFB and Republic that was issued, acquired or will be settled at a discount.

         11. On the effective date of the Merger, the fair market value of the assets of Republic transferred to CFB will equal or exceed the sum of the liabilities of Republic, plus the amount of liabilities, if any, to which the transferred assets of Republic are subject.

         12. None of the CFB Common Stock received pursuant to the Merger by any shareholder of Republic in exchange for his shares of Republic Common Stock is or will be in exchange for, or in consideration of, any employment, consulting or similar arrangement between such shareholder and CFB or any affiliate thereof for services rendered or to be rendered by such shareholder. Any compensation paid or to be paid to any Republic shareholder who will be an employee of or perform advisory services for CFB or any affiliate thereof after the Merger, and any amount paid to a Republic shareholder as consideration for agreements not to disclose confidential information about, or compete with, CFB or any affiliate thereof, will be in consideration of services or agreements actually performed or to be performed, will be in commensurate with amounts paid to third parties bargaining at arm's length for similar services or agreements, and has been or will be bargained for independent of negotiations specifically regarding the consideration to be paid for the Republic Common Stock.

         13.  Neither CFB nor Republic is an investment company as defined in
Section 368(a)(2)(F)(iii) and (iv) of the Internal Revenue Code of 1986, as amended.

         14. Republic is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

         15. The Merger is being effected for bona fide business reasons as described in the Joint Proxy Statement/Prospectus.

                                       OPINION

         Assuming that the Merger is consummated in accordance with the terms and conditions set forth in the Plan of Merger and based on the facts set forth or referred to in the Registration Statement, the Certificates and this letter including all assumptions and representations in any such documents, and subject to the qualifications and other matters set forth herein, it is our opinion that for federal income tax purposes:

         1.   The Merger will qualify as a reorganization within the meaning of
Section 368(a)(1)(A) of the Code. Republic and CFB will each be a party to the reorganization as defined in Section 368(b).

         2. Republic will not recognize gain or loss, for purposes of federal income tax, as a result of consummation of the Merger.

         3. The shareholders of Republic who exchange their shares of Republic Common Stock for shares of CFB Common Stock will not recognize gain or loss as a result of the Merger for purposes of federal income tax, except to the extent of the cash received in lieu of a fractional share.

         4. The tax basis of the CFB Common Stock received by Republic stockholders who exchange all of their Republic Common Stock solely for CFB Common Stock pursuant to the Merger will be the same as the tax basis of the Republic Common Stock surrendered therefor (reduced by any amount allocable to a fractional share interest in CFB Common Stock for which cash is received).

         5. Any cash received by a holder of Republic Common Stock in lieu of a fractional share interest in CFB Common Stock will be treated as received in exchange for such fractional share, gain or loss generally will be recognized for federal income tax purposes measured by the difference between the amount of cash received and the portion of the basis of the shares of Republic Common Stock allocable to such fractional share.

         6. The holding period of the CFB Common Stock received pursuant to the Merger in exchange solely for Republic Common Stock generally will include the holding period of the Republic Common Stock surrendered therefor if such Republic Common Stock was a capital asset in the hands of the exchanging stockholder immediately before the Merger.

         Our opinions are limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

         Our opinions are based on the understanding that the relevant facts are, and will be as of the Effective Time, as set forth or referred to in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected.

         Our opinion is also based on the Code, Regulations, case law, and Service rulings as of the date of this letter. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different. Moreover, our opinion will not be binding on the IRS or the courts.

         We specifically except and express no opinion with respect to the federal income tax consequences of the redemption and retirement of all then outstanding shares of Republic Preferred Stock, immediately prior and incident to the Merger.

         We undertake no responsibility to update or supplement our opinion. Only Republic and CFB may rely on this opinion, and only with respect to the proposed Merger described above.

         We consent to the inclusion of a copy of this letter in the Registration Statement.

                                  Very truly yours,

                                  STREICH LANG,
                                  A Professional Association

                                  By:_______________________